    EXHIBIT 1 - FINANCIAL HIGHLIGHTS AND SELECTED COMPARATIVE FINANCIAL DATA


                                      In US Dollars and Euros(1)
                                        Year ended December 31,

(millions, except per share data and
full-time equivalents)                           1995      1996      1997      1998(2)   1999      1999
                                                 EUR       EUR       EUR       EUR       EUR       US$
Operations
 Net sales:                                      304.4     298.7     321.6     288.1     414.5     415.5
  Front-End                                      155.4     163.9     152.6     132.9     181.7     182.2
  Back-End                                       149.0     134.8     169.0     155.2     232.8     233.3

 Earnings (loss) from operations,
 before one-time charges:                         56.3      45.0      25.7      12.5      43.2      43.3
  Front-End                                       25.7      24.9        --      (1.6)      3.0       3.0
  Back-End                                        30.6      20.1      25.7      14.1      40.2      40.3

 One-time charges(3)                                --        --     (79.7)       --      (3.9)     (3.9)
 Earnings (loss) from operations                  56.3      45.0     (54.0)     12.5      39.3      39.4
 Net earnings (loss)                              33.4      31.0     (70.5)      0.2      11.1      11.2
---------------------------------------------------------------------------------------------------------

Balance sheet
 Net working capital(4)                           48.6      79.8      98.7      99.9     110.2     110.4
 Total assets                                    233.9     277.7     328.6     282.9     425.0     426.0
 Long term debt(5)                                38.9      39.9      46.6      84.7       8.0       8.0
---------------------------------------------------------------------------------------------------------

Backlog:                                         137.8      79.1     110.5      52.8     183.7     184.1
  Front-End                                       75.6      52.5      54.5      27.0      72.5      77.6
  Back-End                                        62.2      26.6      56.0      25.8     111.2     111.5
---------------------------------------------------------------------------------------------------------

Staff
 Full-time equivalents:(6)                       4,037     4,140     4,514     4,436     5,426     5,426
  Front-End                                        786       898       860       756       798       798
  Back-End                                       3,251     3,242     3,654     3,680     4,628     4,628


Staff costs:                                      64.5      79.0      93.3      94.4     108.4     108.6
 Front-End                                        33.2      42.5      49.4      42.8      51.5      51.6
 Back-End                                         31.3      36.5      43.9      51.6      56.9      57.0
---------------------------------------------------------------------------------------------------------
Data per share
 Earnings (loss) per share from operations,
 before one-time charges:
  Basic                                           1.79      1.42      0.78      0.37      1.16      1.16
  Diluted(7)                                      1.66      1.34      0.78      0.36      1.06      1.06

 Net earnings (loss) per share:
  Basic                                           1.06      0.98     (2.12)     0.01      0.30      0.30
  Diluted(7)                                      0.98      0.92     (2.12)     0.01      0.29      0.29

 Weighted average number outstanding:
  Basic                                         31,428    31,566    33,232    33,794    37,301    37,301
  Diluted(7)                                    33,966    33,717    33,232    34,743    40,664    40,664

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

(1) For the convenience of investors, Financial Highlights and Selected Comparative Financial Data for 1999 have been converted into US Dollars using the exchange rate as of December 31, 1999 (US$1.00 = EUR 0.9977). Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR 1.00 = Nig 2.20371), see Note A to Consolidated Financial Statements.

(2) The 1998 Financial Statements have been restated. See Notes S to Consolidated Financial Statements.

(3) One time charges reflect: 1999 - restructuring costs; for 1997 - litigation settlement.

(4) Accounts receivable, inventories, other current assets, accounts payable, accrued expenses and advance payments from customers.

(5) Long term debt includes subordinated long term debt.

(6) Number of staff, calculated on a full time basis.

(7) 1995 number of shares are restated to give effect to the March 1996 3-for-1 stock split. The calculation of diluted earnings per share includes an assumed exercise of all common stock equivalents. Only instruments that have a dilutive effect on net earnings are included in the calculation. Due to the loss reported in 1997, no dilutive common stock equivalents have been reflected in the dilutive weighted average number of shares for that year.